

August 2, 2013

<u>Via E-mail</u>
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT III, Inc.
4000 MacArthur Boulevard
West Tower, Suite 200
Newport Beach, California 92660

     Re: Griffin-American Healthcare REIT III, Inc.
              Amendment No. 3 to Registration Statement on Form S-11
              Filed July 22, 2013
              File No. 333-186073

Dear Mr. Hanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 6</u>

1.   We note your response to comments 1 and 2 of our comment letter dated June 25, 2013. We continue to believe that you should revise the summary to disclose the bankruptcy of Grubb & Ellis Healthcare REIT II Advisor LLC and Grubb & Ellis Equity Advisors. Additionally, in the prior performance section starting on page 105, please revise your disclosure to discuss in further detail the bankruptcies of those entities, including the information provided in your response to comment 1 as well as a description of the effect on GA Healthcare REIT II. Finally, for each of Mr. Hanson and Mr. Prosky, please revise to detail the various capacities within the Grubb & Ellis organization that each served from 2006 to 2011.

<u>Prior Performance Summary, page 105</u>

2.   Please include Table III disclosure for GA Healthcare REIT II or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Lauren Burnham Prevost, Esq. (*via e-mail*)